May 15, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	eAutoclaims, Inc.

Form 10-K for the year ended July 31, 2006

Filed October 31, 2006

File No. 0-23903

Dear Ms. van Doorn,

This letter is written in response to your comment letter dated May 9, 2007 regarding the above referenced filings for eAutoclaims, Inc. (“eAuto”). To facilitate your review of this filing, I have repeated your question or comment from your letter and then provided our response.

2.  Note 6-Purchase and Sale of Building, page F-12:

We have read your response to prior comments 1 and 2 and await the filing of your Form 10-K amended to restate your financial statements as of July 31, 2006 to reflect the amortization of the gain on the sale-leaseback transaction. We also note that you intend to reflect the results of the restatement beginning with your third quarter Form 10-Q that will be filed on or about June 14, 2007 and for all quarterly filings thereafter. As it relates to the first and second quarters of fiscal year 2007, please provide us with a SAB 99 materiality analysis. In addition, tell us what consideration you have given to the filing of an Item 4.02 Form 8-K.

In response to point 2 above, as to how the restatement relates to the impact on earnings for the first and second quarter of fiscal 2007, we analyzed the approximately $27,000 per quarter difference as to how it pertains to the discussion in SAB 99 Section M, “Materiality”. Quantitatively, the adjustment is less than 1% of the quarterly net revenues and has no affect on the earnings per share. In addition, we have analyzed the adjustments for other non-quantitative factors and have concluded that: the misstatement does not mask or alter any change in earnings or other trends; it does not hide a failure to meet analyst’s expectations; does not change a loss into income; does not affect our compliance with any regulatory requirements; does not affect our compliance with any loan covenants or other contractual requirements; has no effect on the compensation of any officer or manager; or involve any concealment of any unlawful transaction. Based on the above analysis, we believe that the misstatement is not material and therefore it is not necessary to re-file the first two quarters of fiscal 2007.

We have filed a 4.02 Item 8-K regarding the restatement on May 14, 2007.

We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your request, this response letter is filed electronically via EDGAR. If you need any additional information, please do not hesitate to contact me at 813 749-1020.

Very truly yours,

/s/ Larry Colton

Chief Financial Officer

eAutoclaims, Inc.